CONSENT OF ALEX KNOX

The undersigned hereby consents to the use of their report titled "Technical Report on the CAP Property, Northeast of Prince George, British Columbia, Canada" with an effective date of December 8, 2022 (the "Report"), and the information derived therefrom, as well as references to their name and references to and information derived from the Report, in each case where used or incorporated by reference into, the registration statement on Form 40-F of Apex Critical Metals Corp. being filed with the United States Securities and Exchange Commission.

Dated: November 6, 2025

/s/ Alex Knox
Alex Knox, M.Sc., P.Geo.